UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 001-38992

Afya Limited

(Exact name of registrant as specified in its charter)

Alameda Oscar Niemeyer, No. 119, Sala 504

Vila da Serra, Nova Lima, Minas Gerais

Brazil

+55 (31) 3515 7550

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TABLE OF CONTENTS

EXHIBIT
99.1	Press release dated December 2, 2019 – Afya Limited Announces Third Quarter and Nine-Month 2019 Financial Results
99.2	Unaudited Interim Condensed Consolidated Financial Statements as of and for the nine months ended September 30, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Afya Limited

By:	/s/ Virgilio Deloy Capobianco Gibbon
	Name:	Virgilio Deloy Capobianco Gibbon
	Title:	Chief Executive Officer

Date: December 2, 2019